UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WisdomTree Investments, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

97717P104

(CUSIP Number)

Jonathan L. Steinberg

c/o WisdomTree Investments, Inc.

245 Park Avenue, 35th Floor

New York, NY 10167

Telephone: (212) 801-2080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Jonathan L. Steinberg
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,117,112
	8.	Shared Voting Power 17,687
	9.	Sole Dispositive Power 7,117,112
	10.	Shared Dispositive Power 17,687
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,134,799
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.23% (based on 136,406,918 shares of Common Stock issued and outstanding as of February 17, 2016)
14.	Type of Reporting Person IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $.01 per share (“Common Stock”), of WisdomTree Investments, Inc. (“Company”), whose principal executive offices are located at 245 Park Avenue, 35th Floor, New York, NY 10167.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Jonathan L. Steinberg (“Reporting Person”). The Reporting Person is President and Chief Executive Officer of WisdomTree Investments, Inc. and his business address is 245 Park Avenue, 35th Floor, New York, NY 10167. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 16, 2016, the Reporting Person purchased 200,000 shares of Common Stock in the open market for an aggregate purchase price of $2,147,848.58. The Common Stock was purchased with the Reporting Person’s personal funds.

ITEM 4. PURPOSE OF TRANSACTION

All of the Company’s securities owned by the Reporting Person have been acquired for investment purposes only. The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 7,134,799 shares, or 5.23%, of the Company’s outstanding Common Stock.

(b) The Reporting Person has the sole power to vote and dispose of 7,117,112 shares of Common Stock, which includes 568,733 shares of restricted stock over which Mr. Steinberg possesses sole voting power, but which are not transferable by him until such shares have vested (these shares vest as to: (i) 51,772 shares on January 14, 2017, (ii) 37,539 shares on January 28, 2017, (iii) 37,550 shares on January 28, 2018, (iv) 147,291 shares on each of January 27, 2017 and 2018 and (v) 147,290 shares on January 27, 2019). The Reporting Person shares voting and dispositive power of 16,889 shares of Common Stock held in a joint account with the Reporting Person’s spouse and may be deemed to share voting and dispositive power of 798 shares of Common Stock owned by the Reporting Person’s spouse.

(c) On January 28, 2016, the Reporting Person surrendered to the Company 20,954 shares of Common Stock upon vesting of a restricted stock award to cover withholding taxes.

On January 27, 2016, the Company issued the Reporting Person a restricted stock award of 441,872 shares of Common Stock pursuant to the Company’s 2001 Performance Equity Plan in connection with serving as President and Chief Executive Officer of the Company.

On January 22, 2016, the Reporting Person surrendered to the Company 37,665 shares of Common Stock upon vesting of a restricted stock award to cover withholding taxes.

On January 14, 2016, the Reporting Person surrendered to the Company 21,722 shares of Common Stock upon vesting of a restricted stock award to cover withholding taxes.

(d) Except as reported herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person and the Company are parties to an Amended and Restated Stockholder’s Agreement, dated December 21, 2006, with Michael Steinhardt. Under this agreement, the Reporting Person agreed to give Mr. Steinhardt a right-of-first refusal to purchase any shares he intends to sell if he were to sell any of his shares in a private transaction.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2016

By:	/s/ Jonathan L. Steinberg
Jonathan L. Steinberg